04002584

U[illegible] EASURY
WASHINGTON, D.C. 20220

OMB APPROVAL
OMB = 1505-0100
Expires: September 1998

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37708

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

CANTOR FITZGERALD SECURITIES

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

135 East 57th St.
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center	New York	NY	10281 - 1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

AFFIRMATION

I, Jeffrey M. Chertoff, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Cantor Fitzgerald Securities and subsidiaries as of December 31, 2003 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as disclosed in Note 5 of the consolidated financial statements.

Signature

Chief Financial Officer
Title

Notary Public

MARY DRAGONETTI
Notary Public, State of New York
No. 014754912
Qualified in Nassau County
Commission Expires Jan. 31, 2006

CANTOR FITZGERALD SECURITIES
AND SUBSIDIARIES
(S.E.C. I.D. No. 8-37708)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to
Section 405.2 of the regulations pursuant to
Section 15C of the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cantor Fitzgerald Securities:

We have audited the accompanying consolidated statement of financial condition of Cantor Fitzgerald Securities and subsidiaries (the "Partnership") as of December 31, 2003 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Cantor Fitzgerald Securities and subsidiaries at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2004

CANTOR FITZGERALD SECURITIES AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2003

Assets				
Cash and cash equivalents			$	124,572,910
Cash and securities segregated under federal and other regulations				52,062,259
Securities owned:				
Pledged as collateral	$	3,152,148,162		
Unencumbered		60,811,392		3,212,959,554
Securities purchased under agreements to resell				7,212,039,588
Securities borrowed				803,611,508
Receivables from brokers, dealers and clearing organizations				419,137,954
Receivables from customers				188,479,743
Fixed assets (net of accumulated depreciation of $76,929,749)				60,225,349
Receivables from affiliates				21,690,443
Investments and intangibles				30,693,354
Other assets				42,851,107
Total assets			$	12,168,323,769
Liabilities and Partners' Capital				
Bank loans payable			$	96,757,744
Securities sold, not yet purchased				896,782,101
Securities sold under agreements to repurchase				8,556,610,183
Securities loaned				1,333,211,970
Payables to brokers, dealers and clearing organizations				163,429,469
Payables to customers				367,142,065
Payables to affiliates				1,917,666
Accounts payable and accrued liabilities				76,890,878
Other liabilities				32,831,072
Total Liabilities				11,525,573,148
Minority interest				181,545,728
Partners' capital				461,204,893
Total liabilities and partners' capital			$	12,168,323,769

See notes to consolidated financial statements.

CANTOR FITZGERALD SECURITIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2003

1. General and Summary of Significant Accounting Policies

Basis of Presentation: Cantor Fitzgerald Securities ("CFS") and its subsidiaries (collectively, the "Partnership") principally engage in business as brokers and dealers in U.S. and foreign government, equity, corporate and municipal securities and as a futures commission merchant in commodities. The Partnership is owned by Cantor Fitzgerald, L.P. ("CFLP" - 99.75%) and CF Group Management, Inc. ("CFGM" - .25%) (collectively, the "General Partners"). In addition, eSpeed, Inc. ("eSpeed"), a majority owned subsidiary of the Partnership, operates interactive business-to-business vertical electronic marketplaces. At December 31, 2003, the Partnership owned 39% of the outstanding common shares of eSpeed but holds a majority of the voting rights. As a result, the Partnership exercises control over eSpeed and, accordingly, consolidates eSpeed and recognizes a minority interest for the remaining 5% of the shares owned by CFLP and 56% of the shares owned by others.

During 2003, eSpeed had repurchased 161,799 shares of Class A common stock for approximately $1.9 million under eSpeed's repurchase plan. eSpeed's Board of Directors has authorized the repurchase of up to an additional $40,000,000 of eSpeed's outstanding Class A common stock.

The consolidated statement of financial condition includes the accounts of the Partnership and the subsidiaries the Partnership controls. All significant intercompany account balances and transactions have been eliminated. The principal subsidiaries of the Partnership include Cantor Fitzgerald & Co., eSpeed Inc. and Cantor Fitzgerald International.

Use of Estimates: The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities in the consolidated statement of financial condition. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this consolidated statement of financial condition.

Cash and Cash Equivalents: The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations: Cash and securities segregated under federal and other regulations, are segregated for the protection of customers under the Commodity Exchange Act and the Securities Exchange Act of 1934. At December 31, 2003, included in these funds are securities purchased under agreements to resell of $9,509,909.

Securities Transactions: Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Securities transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes with the resulting gains and losses included in earnings in the current period.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell: Securities sold under repurchase agreements ("Repurchase Agreements") and securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership offsets certain Repurchase Agreements and Reverse Repurchase Agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2003, the Partnership had entered into Repurchase and Reverse Repurchase Agreements with affiliates of $11,354,162 and $40,403,113, respectively.

Securities Lending Activities: Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Partnership to deposit cash with the lender. Fees received or paid in connection with these activities are recorded as interest revenue or interest expense, respectively. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Fixed Assets and Leasehold Improvements: Fixed assets are depreciated over their estimated economic useful lives, generally three to five years, using the straight-line basis. Internal and external direct costs of application development and obtaining software for internal use are capitalized and amortized over their estimated economic useful lives of three years on a straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Intangible assets: Intangible assets consist primarily of purchased patents. The costs incurred in filing and defending patents are capitalized when management believes such costs serve to enhance the value of the patent. Patents are amortized from the date of acquisition over the remaining registered life of the patent. Capitalized defense costs related to patents are amortized over a period not to exceed 17 years or the remaining life of the patent, whichever is shorter, using the straight-line method.

Stock Based Compensation: Awards to eSpeed employees of options to purchase the common stock of eSpeed are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No expense is recognized for awards under non-compensatory plans. Had eSpeed adopted the provisions of SFAS No. 123 and accounted for all employee stock awards at fair value, eSpeed would have recognized additional pre-tax compensation expense related to employee stock awards of approximately $17.2 million ($11.7 million after-tax). Options and warrants granted to non-employees are accounted for under the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," where the expense of options or warrants granted is recognized based on the fair value of the options or warrants at the time of the grant. For additional information on stock based compensation, refer to footnote 12.

Income Taxes: For U.S. tax purposes CFS is taxed as a partnership. Under applicable federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in the City of New York for which it records an income tax provision.

eSpeed is subject to income tax as a corporation and is accounting for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, some of the Partnership's foreign subsidiaries are taxed as corporations. As such, the provision for taxes includes foreign taxes.

Investments: Investments in which the Partnership has significant influence are accounted for using the equity method.

New Accounting Pronouncements: In July 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS 146") which supersedes prior accounting guidance, Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 prescribes new guidelines for recognition of costs associated with exit or disposal activities. The provisions of SFAS 146 are effective for disposal activities initiated after December 31, 2003. The Partnership does not expect the adoption of SFAS 146 to have a material impact on the consolidated statement of financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Partnership's consolidated statement of financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities ("VIE") – an interpretation of Accounting Research Bulletin ("ARB") No. 51." FIN 46 provides guidance on the consolidation of entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires that an entity consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected loss, receive a majority of the VIE's expected residual return, or both. On December 24, 2003 the FASB issued a revision to FIN 46. Private companies are required to adopt FIN 46 and FIN 46R for periods beginning after December 15, 2004. The Partnership will adopt FIN 46 and FIN 46R as required in 2005 and is currently evaluating its impact on its statement of financial condition. eSpeed adopted FIN 46 and FIN 46R during 2003. The adoption did not have a material impact on the consolidated statement of financial condition.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for the Partnerships statement of financial condition in 2004. The Partnership does not expect the adoption of SFAS 150 to have a material impact on the Partnership's consolidated statement of financial condition.

2. September 11 Events

On September 11, 2001, the Partnership's principal place of business at One World Trade Center was destroyed and, in connection therewith, the Partnership lost an aggregate of 658 employees (the "September 11 Events").

As a result of the September 11 Events, fixed assets with a book value of approximately $39,262,274 were destroyed. The Partnership had recovered these losses in 2001 through its property insurance and, as such, had not recorded a net loss related to the destruction of its fixed assets.

During the year ended December 31, 2003, CFLP received an additional $21,045,000 of insurance proceeds in settlement for property damage related to the September 11 Events. The Partnership will be entitled to these proceeds as replacement assets are purchased in the future, depending on the ultimate replacement value of the assets destroyed. A gain may be recorded based on the amount allocated to the Partnership by CFLP. However, the Partnership cannot currently estimate the amount or timing of any such gain, and accordingly, no gains on replacement of fixed assets have been recorded during the period. The Company expects to incur significant costs in relation to the replacement of fixed assets lost on September 11, 2001 when it builds its permanent infrastructure in connection with its planned move to new headquarters in 2004.

During the year ended December 31, 2003, CFLP, the Partnership and TradeSpark, LP ("Tradespark") were collectively granted $23,536,776 from the WTC Business Recovery from Disproportionate Loss Program and $6,000,000 from the World Trade Center Job Creation and Retention Program. CFLP received $22,359,937 of the $29,536,776 aggregate grants on December 31, 2003 on behalf of CFLP, the Partnership and TradeSpark. The remaining $7,176,839 will likely be received during 2004. Both grant agreements contain certain recapture terms and contingencies, primarily in relation to maintaining certain levels of employment in the future. A gain will not be recognized until such grants' requirements have been met. No determination has been made as to the allocation methodology of such grants between CFLP, the Partnership, and Tradespark.

CFLP intends to continue to distribute 25% of its profits until 2006, that would otherwise be distributable to its partners, for the benefit of the families of the Partnership's employees who were lost on September 11, 2001. From such distributions, CFLP will provide 10 years of healthcare benefits to the families.

3. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 were as follows:

		Period Ending December 31, 2003 (in Thousands)
Deferred tax assets:		
Non-deductible warrant expense	$	12,002,077
Basis difference of investments		1,669,385
Non-employee stock options		1,119,659
Other deferred and accrued expenses		1,171,936
Total deferred tax assets		15,963,057
Valuation allowance		(11,746,000)
Net deferred tax asset		4,217,057
Deferred tax liabilities:		
Software capitalization		5,331,825
Unrealized gain on investments		3,810,064
Gain on replacement of assets		1,056,188
Depreciation of fixed assets		1,911,787
Other		75,942
Total deferred tax liability		12,185,806
Net deferred income tax	$	(7,968,749)

eSpeed had net operating loss carryforwards ("NOL") for income tax purposes of approximately $7.1 million which it utilized in 2003, resulting in a benefit approximating $2.8 million. Effective April 1, 2003, eSpeed started recording income taxes at an effective tax rate of approximately 40%. Prior to 2003, eSpeed established a full valuation allowance against its net deferred tax asset. The valuation allowance primarily related to non-deductible warrant expenses and NOL where there was uncertainty as to their ultimate realization.

At December 31, 2003, the valuation allowance against deferred tax assets of approximately $11.7 million primarily related to non-deductible warrant expenses where it appears, more likely than not, that such item will not be realized in the future.

4. Securities Owned and Securities Sold, Not Yet Purchased

The Partnership's securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold, not yet purchased
U.S. Government securities	$ 2,487,287,346	$ 885,080,110
Equities	697,290,017	11,701,991
Corporate bonds and other	8,576,874	-
	3,193,154,237	896,782,101
Investment securities	19,805,317	-
	$ 3,212,959,554	$ 896,782,101

Securities owned and securities sold, but not yet purchased are reported on a trade date basis. At December 31, 2003, on a settlement date basis, securities owned of $3,018,825,833 were pledged as collateral under agreements whereby each counterparty had the right to sell or repledge the collateral. Additionally, securities were pledged as collateral to secure bank loans (see note 7).

Investment Securities represent investments in the London Stock Exchange and NASDAQ Stock Market, Inc., carried at fair value.

5. Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers, dealers, and clearing organizations primarily represent amounts due on undelivered securities, principally U.S. Government debt issues.

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2003, customer securities with a fair value of $25,195,250 were received by the Partnership as collateral for customer receivable balances, all of which were repledged as collateral under Repurchase Agreements in order to finance customers' debit balances. Such collateral is not reflected in the consolidated statement of financial condition. At December 31, 2003, customer payables include accounts of officers totaling $1,149,749.

6. Investments and Intangible Assets

Investments: The Partnerships investments consist of investments in Tradespark LP and Freedom International Brokerage ("Freedom"). At December 31, 2003, the carrying value of the Partnership's investment in TradeSpark and the limited partnership that invested in Freedom approximated $404,473 and $7,102,610, respectively. At December 31, 2003, the Partnership had outstanding net receivables from TradeSpark of $667,759 and from Freedom of $1,108,660, which are included in Other Assets.

In 2004, CFLP and eSpeed acquired the 66.66% interest in Tradespark that was held by third parties for a cash payment of $2,400,000. As a result of this transaction, CFLP and eSpeed's direct interests in Tradespark are 85.00% and 15.00%, respectively.

Intangible Assets: In 2001, eSpeed purchased the exclusive rights to United States Patent No. 4,903,201 (the "Wagner Patent") and Patent No. 5,915,209 (the "Lawrence Patent"). In 2003, CFLP obtained United States Patent No. 6,560,580 (the "Automated Auction Control Processor Patent") in relation to certain automated trading systems and methods. eSpeed is the exclusive licensee of the Automated Auction Control Processor Patent. At December 31, 2003, the carrying value of these patents and the related capitalized legal costs was $18.9 million.

In August 2002, eSpeed entered into a settlement agreement (the "Settlement Agreement") with Electronic Trading Systems Corporation ("ETS"), the former owner of the Wagner Patent, the Chicago Mercantile Exchange ("CME") and the Board of Trade of the City of Chicago ("CBOT") to resolve the litigation related to the Wagner Patent. As part of the Settlement Agreement, all parties will be released from the legal claims brought against each other without admitting liability on the part of any party.

Under the terms of the Settlement Agreement, CME and CBOT will each pay $15,000,000 to eSpeed as a license, for a total of $30,000,000. Each $15,000,000 payment includes $5,000,000, which was received in 2002, and $2,000,000 per year until 2007. Of the $30,000,000 to be received by eSpeed, $5,750,000 may be paid to ETS in its capacity as the former owner of the Wagner Patent, and $24,250,000 is to be recognized as revenue ratably over the remaining useful life of the Wagner Patent.

In December 2003, eSpeed and the New York Mercantile Exchange ("NYMEX") entered into a settlement agreement (the "NYMEX Settlement Agreement") regarding the Wagner Patent. As a licensee of the Wagner Patent, NYMEX will pay to eSpeed $8,000,000 over three years. In December 2003, eSpeed received an initial $2,000,000 payment. Of the $8,000,000 to be received by eSpeed, $1,200,000 may be paid to ETS in its capacity as the former owner of the Wagner Patent and $6,800,000 is to be recognized as revenue ratably over the remaining useful life of the Wagner Patent.

7. Bank Loans Payable

Bank loans payable represents amounts borrowed from various banks in order to finance operations, including the securities settlement process. Such loans may be unsecured or collateralized by firm securities or non-customer securities. At December 31, 2003, the Partnership had secured bank loans of $31,450,000 for which it had pledged securities, on a settlement date basis, valued at $36,559,152, all of which were firm owned. At December 31, 2003, the Partnership had unsecured bank loans of $65,307,744.

8. Securities Received as Collateral

At December 31, 2003, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Certain collateral consisted primarily of securities received in connection with both Reverse Repurchase Agreements and securities borrowed. The fair value of such collateral at December 31, 2003 was approximately $8.0 billion. In the normal course of business this collateral is used by the Partnership to cover short sales, to obtain financing, and to satisfy segregation and clearing organization requirements. At December 31, 2003, approximately $7.1 billion of such collateral had been delivered against securities sold short or repledged by the Partnership.

9. Commitments, Contingent Liabilities and Guarantees

Leases: The Partnership and its subsidiaries are obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2016 as follows:

Year Ending December	Amount
2004	$ 9,617,654
2005	8,215,894
2006	4,690,052
2007	4,329,275
2008	4,328,233
Thereafter to 2016	33,423,766
Total	$64,604,874

Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs.

Letter of Credit Agreements: At December 31, 2003, the Partnership, through its subsidiaries, is contingently liable for $42,175,600, under irrevocable uncollateralized letter of credit agreements used in lieu of margin and clearing deposits with clearing organizations.

Guarantees: The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statement of financial condition for these arrangements.

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending against the Partnership, some of which substantial amounts are claimed. In the opinion of the Partnership's management, based on the advice received from counsel, these matters are expected to be resolved with no material adverse effect on the Partnership's consolidated financial condition.

Risk and Uncertainties: The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

Financing: At December 31, 2003, in connection with its financing activities, the Partnership had commitments to enter into resale and repurchase agreements. The amounts at December 31, 2003 were $4.0 billion and $5.3 billion, respectively.

10. Related Party Transactions

In prior periods, the Partnership has incurred a discretionary management fee from CFLP. For the year ended December 31, 2003, there is no management fee as CFLP has temporarily agreed to suspend its assessment. At December 31, 2003, net amounts owed from CFLP, its affiliates and other related parties were $26,972,255.

Under the services agreements between, eSpeed, and each of TradeSpark, Freedom and Municpal Partners, LLC ("MPLLC"), eSpeed owns and operates the electronic trading system and is responsible for providing electronic brokerage services and TradeSpark, Freedom or MPLLC may provide voice-assisted brokerage services, fulfillment services and related services. eSpeed receives certain percentages of transaction revenues depending upon whether transactions are fully electronic or voice-assisted.

Under the services agreements between eSpeed, Tradespark, Freedom and MPLLC, eSpeed owns and operates the electronic trading system and is responsible for providing electronic brokerage services, and Tradespark, Freedom or MPLLC provides voice-assisted brokerage services, fulfillment services such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to marketplace intermediary operations. In general, for fully electronic transactions, eSpeed receives 65% of the transaction revenues. Tradespark, Freedom or MPLLC receives 35% of the transaction revenues. In general, for voice-assisted brokerage transactions, eSpeed receives 35% of the transaction revenues, in the case of Tradespark, Freedom or MPLLC transactions.

Under those services agreements, eSpeed has agreed to provide Tradespark, Freedom and MPLLC technology support services and use of the related intellectual property rights. In general, eSpeed charges Tradespark, Freedom, and MPLLC the actual direct and indirect costs, including overhead, of providing such services and receives payment on a monthly basis.

The Cantor Fitzgerald Relief Fund ("CFRF") was established to provide assistance to the families of victims of the September 11 Events. For the year ended December 31, 2003, the Partnership made contributions to the CFRF by contributing 1,146,237 shares of eSpeed Class A common stock which had a carrying value approximating $5,326,388 and eSpeed also contributed $687,600 to the CFRF.

11. Employee Benefit Plans

eSpeed, Inc. Deferral Plan: Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan") whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Partnership's portion of the expenses associated with the administration of the Plan is currently paid by CFLP at its option.

Long-Term Incentive Plan: eSpeed has adopted the eSpeed, Inc. 1999 Long-Term Incentive Plan (the "LT Plan") which provides for awards in the form of: 1) either incentive stock options or non-qualified stock options ("NQSOs"); 2) stock appreciation rights; 3) restricted or deferred stock; 4) dividend equivalents; 5) bonus shares and awards in lieu of obligations to pay cash compensation; and 6) other awards, the value of which is based in whole or in part upon the value of eSpeed's common stock.

The Compensation Committee of eSpeed's Board of Directors administers the LT Plan and is generally empowered to determine award recipients, and the terms and conditions of those awards. Awards may be granted to directors, officers, employees, consultants and service providers of eSpeed and its affiliates. All awards in 2003 were options and made to employees, officers or directors of eSpeed and, accordingly, no expense was recorded for such awards.

12. eSpeed Options and Warrants

The fair value of options and warrants was estimated using a modified Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because eSpeed's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options or warrants.

For the year ended December 31, 2003, the weighted average grant date fair value of employee stock options granted was $9.23 per share, estimated using a modified Black-Scholes pricing model and assumptions as to risk-free interest rate, expected life, and expected volatility of 2.40%, 3.12 years, and 64%, respectively.

The following tables summarizes changes in eSpeed's stock options and warrants for the year ended December 31, 2003:

	Employee Options	Warrants and Other Options	Total	Weighted Average Exercise Price
Balance, January 1, 2003	15,395,598	2,333,332	17,728,930	$18.90
Granted	2,290,610	45,804	2,336,414	$19.69
Exercised	(838,202)	(75,000)	(913,202)	$12.18
Canceled	(189,133)	--	(189,133)	$11.86
Balance, December 31, 2003	16,658,873	2,304,136	18,963,009	$19.39

The following table summarizes information about eSpeed's stock options and warrants outstanding at December 31, 2003:

	Options and Warrants Outstanding			Options and Warrants Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$5.10 to $12.00	3,517,222	$ 5.94	8.0	1,281,226	$ 5.56
$12.01 to $18.00	4,248,500	15.20	7.0	2,168,821	15.64
$18.01 to $27.25	8,989,051	22.00	4.9	6,444,427	22.15
$27.26 to $40.02	1,728,261	34.63	5.4	387,229	32.73
$40.03 to $77.00	479,975	44.52	6.0	342,695	45.00
	18,963,009	$19.39	6.0	10,624,398	$19.27

13. Municipal Partners

In July 2000, the Partnership purchased the U.S. Municipal bond brokerage business and certain other assets of Municipal Partners Inc. ("MPI"). The Partnership recorded goodwill of $1,787,500 relating to this acquisition.

On January 30, 2002, the Partnership sold its municipal bond brokerage business, including assets associated with the MPI acquisition, to Municipal Partners LLC (the "LLC"), a company organized by former employees of the Partnership in exchange for, among other things, a special membership interest in the LLC. No gain or loss was recognized at the time of this transaction. In addition, the Partnership loaned $1,000,000 to the LLC, which is included in receivables from affiliates in the accompanying consolidated statement of financial condition, bearing interest at 6%, which is due upon maturation of the loan in 2007. The Partnership suspended accruing interest on the loan receivable due to the arbitration discussed below. The Partnership received the first installment on the loan in January 2004, of $100,000.

On October 8, 2002, the LLC commenced an arbitration against the Partnership seeking a declaratory judgment that the various agreements entered by the parties are null and void. The LLC also seeks an award of money damages for alleged breaches under the agreements. On October 30, 2002, eSpeed, Inc. ("eSpeed") filed suit against the LLC in New York State Supreme Court seeking, among other things, an award of monies owed for ancillary information technology support provided to the LLC. Also, by Order to Show Cause, the Partnership and eSpeed sought a stay of the arbitration, pending the outcome of the state court action. The LLC opposed the petition and cross-moved to compel the arbitration. In a decision issued on April 11, 2003, the Court granted the LLC's motion to compel the arbitration, and denied the Partnership's petition to stay. In March 2003, the parties participated in a non-binding mediation session and since that time have continued to informally work towards a resolution of this dispute.

During the year ended December 31, 2003, management deemed the goodwill related to MPI acquisition impaired and wrote off the balance of $1,787,500.

14. Regulatory Requirements

As a registered U.S. Government securities broker-dealer under Section 15C of the Securities Exchange Act of 1934 (the "Act"), CFS is subject to the financial responsibility requirements of Section 402.2 of the Act which requires the maintenance of liquid capital to total haircuts, as defined, to be in excess of 1.2 to 1. At December 31, 2003, the liquid capital, minimum liquid capital required, excess liquid capital and ratio of liquid capital to haircuts for the Partnership were $118,850,341, $20,781,073, $98,068,468 and 6.86 to 1, respectively.

For the year ended December 31, 2003, the Partnership performed the computations for the assets in the Proprietary Accounts of its Introducing Brokers ("PAIB") in accordance with the customer reserve computations set forth under SEC Rule 15c3-3. At December 31, 2003, no deposit was required to be made with respect to the PAIB reserve computation.

The Partnership's subsidiaries in which it is a general partner, Cantor Fitzgerald & Co., Cantor Fitzgerald Partners and eSpeed's subsidiaries, eSpeed Government Securities, Inc. and eSpeed Securities, Inc. are registered broker-dealers with the Securities and Exchange Commission, are subject to various regulatory requirements and restrictions and, accordingly, must maintain minimum capital, as defined. Six foreign subsidiaries of the Partnership, Cantor Fitzgerald International, Cantor Fitzgerald Europe, ITD Capital Markets Limited, Cantor Fitzgerald Index Limited, Cantor Fitzgerald Energy Europe Limited and Martin International Securities, are regulated by the Financial Services Authority in the United Kingdom. The capital and minimum capital required of each subsidiary at December 31, 2003 are set forth below:

At December 31, 2003	Capital	Required Capital	Excess Capital
eSpeed Securities, Inc.	$ 94,202,452	$ 2,195,788	$ 92,006,664
eSpeed Government Securities, Inc.	78,842,150	25,000	78,817,150
Cantor Fitzgerald & Co.	64,090,723	1,940,496	62,150,227
Cantor Fitzgerald International	77,484,794	42,926,405	34,558,389
Cantor Fitzgerald Europe	21,555,362	13,554,741	8,000,621
Cantor Fitzgerald Partners	3,496,424	100,000	3,396,424
Cantor Fitzgerald Index Limited	11,273,987	10,175,397	1,098,590
ITD Capital Markets Limited	1,201,733	173,690	1,028,043
Cantor Fitzgerald Energy Europe Limited	709,823	383,000	326,823
Martin International Securities	1,289,989	996,859	293,130

The regulatory capital requirements referred to above may restrict the Partnership's ability to withdraw capital from its subsidiaries.

15. Financial Instruments and Off-Balance Sheet Risks

Trading Activities: The Partnership's trading activities include providing securities brokerage services to institutional clients. To facilitate customer transactions, the Partnership will take proprietary positions in financial instruments, such as U.S. and foreign government and equity securities, corporate obligations, options and warrants. For the year ended December 31, 2003, principal transaction revenue was primarily attributable to proprietary positions in equity financial instruments in conjunction with the Partnership's institutional equity business.

Market Risk: Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to sell securities not yet purchased, which are recorded as liabilities on the consolidated statement of financial condition. The Partnership is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the consolidated statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars and caps. However, the Partnership may, from time to time, enter into financial futures contracts to provide an economic hedge for the Partnership's Reverse Repurchase Agreements and Repurchase Agreements and proprietary inventory positions against interest rate fluctuations and foreign exchange forward and future contracts to provide an economic hedge for the Partnership's proprietary inventory against foreign currency fluctuations and option contracts to hedge against adverse market fluctuations of equity investments. Unrealized gains and losses relating to these derivative financial instruments are reflected in principal transaction revenues. At December 31, 2003, the fair value (carrying amount) of the related assets, which are exclusively equity options, are $260,000.

Counterparty Credit Risk: Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker and dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities: The Partnership's customer activities include the execution, settlement, custody and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash, or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Fair Value: Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The fair values of the Partnership's securities owned and securities sold, not yet purchased are generally based on listed market prices or broker quotes. Repurchase Agreements, Reverse Repurchase Agreements and securities borrowed and securities loaned are carried at the contract value, which approximates fair value. The majority of the Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2004

Cantor Fitzgerald Securities
135 East 57th Street
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of Cantor Fitzgerald Securities (the "Partnership") for the year ended December 31, 2003 (on which we have issued our report dated February 27, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Section 405.2 of the regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; (3) in determining compliance with the exemptive provisions of Section 403.4 and; (4) in making the periodic computations for proprietary accounts of introducing brokers.

The management of the Partnership is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 (b) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the Partnership's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission and other regulatory agencies which rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP